John W. Robertson

T: +1 206 452 8763

jrobertson@cooley.com

November 13, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

RE:	zulily, inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 1, 2013

File No. 333-191617

Dear Ms. Ransom:

On behalf of zulily, inc. (“zulily” or the “Company”), we are submitting this letter and the following information in response to a letter, dated November 4, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 referenced above (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 4 to the Registration Statement (the “Amendment”). We are also sending the Staff a hard copy of this letter and the Amendment, including a version of the Amendment that is marked to show changes to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment.

General

1.	Please revise your disclosure to disclose the portion of the over-allotment shares that will be sold by each of the company and the selling stockholders.

•	The Company has revised the disclosure on page 7 in the section captioned “Prospectus Summary-The Offering” and on page 129 in the section captioned “Underwriting” to disclose the portion of the over-allotment shares that will be sold by each of the Company and the selling stockholders.

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355    T: (206) 452-8700    F: (206) 452-8800    WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 13, 2013

Page Two

•	The Company has added a new footnote 19 on page 115 in the section captioned “Principal and Selling Stockholders” to indicate the additional shares that would be sold by selling stockholders if the over-allotment option is exercised in full.

•	The Company has added disclosure in the appropriate footnote for each selling stockholder on pages 113 - 115 indicating their respective portions of the over-allotment option.

Dilution, page 46

2.	Please explain to us, with a view toward disclosure, the reason for the difference between the September 29, 2013 pro forma as adjusted tangible net book value and the September 29, 2013 pro forma as adjusted total stockholders’ equity disclosed on page 45.

The Company advises the Staff that the difference between the September 29, 2013 pro forma as adjusted net tangible book value of $174.5 million and the September 29, 2013 pro forma as adjusted total stockholders’ equity disclosed on page 45 of $176.7 million is primarily due to an inadvertent duplicative counting of approximately $1.9 million in deferred costs associated with this offering in the calculation of pro forma as adjusted net tangible book value.

The Company further advises the Staff that the disclosure on page 47 has been revised to correct for the duplicative counting of offering costs, as well as to reflect the revised pricing range of $18.00 to $20.00 set forth in the Amendment in the pro forma calculations. The Company further advises the Staff that after such correction, there remains a difference between the pro forma as adjusted net tangible book value and pro forma as adjusted total stockholders’ equity as a result of the exclusion of $288,000 of intangible assets which are, by definition, to be excluded from net tangible book value.

Principal and Selling Stockholders, page 112

3.	Please briefly describe the way(s) in which the selling stockholders received the shares of common stock that are being registered in this offering.

The Company has added disclosure in footnote 19 on page 115 to describe the ways in which the selling stockholders received the shares of common stock that are being registered in this offering.

Exhibit 5.1

4.	Please have counsel clarify in the first paragraph that Cooley LLP has acted as counsel to the company.

The Company advises the Staff that Exhibit 5.1 has been revised to clarify that Cooley LLP has acted as counsel to the Company.

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355    T: (206) 452-8700    F: (206) 452-8800    WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 13, 2013

Page Three

5.	Counsel may not assume the due execution and delivery of documents of the party it is representing. Please revise the second sentence of the second paragraph of the opinion accordingly.

The Company advises the Staff that Exhibit 5.1 has been revised to remove the assumption regarding the due execution and delivery of documents of the party Cooley LLP is representing

Please contact me at (206) 452-8763, Eric Jensen of Cooley LLP at (650) 843-5049 or Michael Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John W. Robertson

John W. Robertson

Cooley LLP

cc:	Darrel Cavens, zulily, inc.

Marc Stolzman, zulily, inc.

Deirdre Runnette, zulily, inc.

Eric Jensen, Cooley LLP

Michael Tenta, Cooley LLP

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Lynnette Frank, Deloitte & Touche LLP

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355    T: (206) 452-8700    F: (206) 452-8800    WWW.COOLEY.COM